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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2006

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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


On April 17, 2006, Husky Energy Inc. announced the acquisition of 23,680 acres of oil sands leases adjacent to its Saleski property. The press release is attached hereto as Exhibit A.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  April 17, 2006

                                                                     EXHIBIT A
                                                                     ---------

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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

                             N E W S

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                                                                April 17, 2006
For immediate release

                    HUSKY ENERGY ACQUIRES OIL SANDS LEASES

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc., announced today that Husky has acquired 23,680 acres of oil sands leases adjacent to its Saleski property. The land was purchased at the April 5, 2006 land sale for approximately $10 million and will add approximately 2.7 billion barrels of bitumen in place to its existing holdings.

Husky, which holds a 100 percent interest in the Saleski leases, completed a four well evaluation program this winter. The results of the Saleski program will provide additional core samples for geological evaluations and will form the basis for enhanced recovery pilots in the coming years.

"This acquisition further increases Husky's oil sands position and will allow the company to become a dominant oil sands player," said Mr. Lau. "The acquisition consolidates Husky's total leases in Saleski to 178,560 acres and increases the potential resources in Saleski to approximately 19.5 billion barrels of original bitumen in place."

The potential resources in the Saleski lease is located in the Grosmont carbonate formation and has on average 250 metres of overburden over the lease. Although there are no active commercial projects producing bitumen from carbonates in Alberta, several pilot projects produced bitumen from the Husky leases in the 1970's and 1980's. The Buffalo Creek steam stimulation pilot was among the most encouraging of these pilots and is immediately adjacent to the recently purchased leases.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

FORWARD LOOKING STATEMENTS - CERTAIN STATEMENTS CONTAINED IN THIS RELEASE, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND DRILLING RESULTS THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


             707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
             T: (403) 298-6111  F: (403) 298-7464

RESERVES DATA AND OTHER OIL AND GAS INFORMATION - HUSKY'S DISCLOSURE OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION IS MADE IN RELIANCE ON AN EXEMPTION GRANTED TO HUSKY BY CANADIAN SECURITIES REGULATORY AUTHORITIES, WHICH PERMITS HUSKY TO PROVIDE DISCLOSURE REQUIRED BY AND CONSISTENT WITH THOSE OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE FINANCIAL ACCOUNTING STANDARDS BOARD IN THE UNITED STATES IN PLACE OF MUCH OF THE DISCLOSURE EXPECTED BY NATIONAL INSTRUMENT 51-101 Standards of Disclosure for Oil and Gas Activities.

CAUTIONARY NOTE FOR U.S. INVESTORS - THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS U.S. OIL GAS COMPANIES, IN THEIR FILINGS WITH THE SEC, TO DISCLOSE ONLY PROVED RESERVES THAT THE COMPANY HAS DEMONSTRATED BY ACTUAL PRODUCTION OR CONCLUSIVE FORMATION TESTS TO BE ECONOMICALLY AND LEGALLY PRODUCIBLE UNDER EXISTING ECONOMIC AND OPERATING CONDITIONS. IN THIS RELEASE, HUSKY REFERS TO "BITUMEN IN PLACE" AND "POTENTIAL RESOURCES" WHICH ARE INHERENTLY MORE UNCERTAIN THAN PROVED RESERVES AND WHICH THE U.S. OIL AND GAS COMPANIES ARE PROHIBITED FROM INCLUDING IN REPORTS FILED WITH THE SEC.

                                     -30-

For further information, please contact:
Colin Luciuk
Manager, Investor Relations &
Corporate Communications
Husky Energy Inc.
(403) 750-4938